SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

14 Hatidhar Street, Ra'anana 43665, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos.  333-123321 and 333-180369.

MER Telemanagement Solutions Ltd.

EXPLANATORY NOTE

The following exhibit is attached:

99.1	Press Release: MTS Announces the Execution of a $1.5M Securities Purchase Agreement, dated September 7, 2018.

99.2	Securities Purchase Agreement between Mer Telemanagement Solutions Ltd. and Alpha Capital Anstalt dated as of September 6, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)
Date: September 7, 2018
	By:	/s/ Ofira Bar
Ofira Bar
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: MTS Announces the Execution of a $1.5M Securities Purchase Agreement, dated September 7, 2018.

99.2	Securities Purchase Agreement between Mer Telemanagement Solutions Ltd. and Alpha Capital Anstalt dated as of September 6, 2018.